Exhibit 99.2

Consolidated Financial Statements

Management’s Responsibility for Financial Statements

The Management of Advantage Oil & Gas Ltd. (the “Corporation”) is responsible for the preparation and presentation of the consolidated financial statements together with all operational and other financial information contained in the annual report. The consolidated financial statements have been prepared by Management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and utilize the best estimates and careful judgments of Management, where appropriate. Operational and other financial information contained throughout the annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal controls designed to provide reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Corporation’s operating and financial results within acceptable limits of materiality, that all other operational and financial information presented is accurate, and that the Corporation’s assets are properly safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfills its financial reporting and internal control responsibilities. The Audit Committee is responsible for meeting regularly with Management, the external auditors, and the internal auditors to discuss internal controls over financial reporting processes, auditing matters and various aspects of financial reporting. The Audit Committee reviewed the consolidated financial statements with Management and the external auditors, and recommended approval to the Board of Directors. The Board of Directors has approved these consolidated financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, appointed by the shareholders as the external auditor of the Corporation, has audited the consolidated statement of financial position as at December 31, 2014 and 2013, and the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2014 and 2013. The external auditors conducted their audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have unlimited and unrestricted access to the Audit Committee.

Andy J. Mah	Craig Blackwood
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer
March 25, 2015

Advantage Oil & Gas Ltd. - 1

Management’s Report on Internal Control over Financial Reporting

The Management of Advantage Oil & Gas Ltd. (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision of our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, we have concluded that as of December 31, 2014, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, the Corporation’s independent firm of Chartered Accountants, was appointed by the shareholders to audit and provide an independent opinion on both the consolidated financial statements and the Corporation’s internal control over financial reporting as at December 31, 2014, as stated in their Auditor’s Report. PricewaterhouseCoopers LLP has provided such opinion.

Andy J. Mah	Craig Blackwood
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer
March 25, 2015

Advantage Oil & Gas Ltd. - 2

March 25, 2015

Independent Auditor’s Report

To the Shareholders of Advantage Oil & Gas Ltd.

We have completed integrated audits of Advantage Oil & Gas Ltd.’s 2014 and 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Advantage Oil & Gas Ltd., which comprise the consolidated statement of financial position as at December 31, 2014 and December 31, 2013 and the consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Advantage Oil & Gas Ltd. - 3

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Advantage Oil & Gas Ltd. as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Advantage Oil & Gas Ltd.’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Advantage Oil & Gas Ltd. - 4

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Advantage Oil & Gas Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Chartered Accountants

Advantage Oil & Gas Ltd. - 5

Consolidated Statement of Financial Position
(thousands of Canadian dollars)	Notes	December 31, 2014	December 31, 2013

ASSETS
Current assets
Trade and other receivables	5	$21,974	$32,016
Prepaid expenses and deposits		2,503	3,357
Derivative asset	10	31,595	143
Total current assets		56,072	35,516

Non-current assets
Derivative asset	10	14,961	2,329
Investments	6	-	30,626
Exploration and evaluation assets	7	9,803	10,270
Property, plant and equipment	8	1,373,931	1,647,434
Deferred income tax asset	14	-	39,069
Total non-current assets		1,398,695	1,729,728
Total assets		$1,454,767	$1,765,244

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$81,741	$93,893
Derivative liability	10	-	8,340
Convertible debenture	12	85,941	-
Total current liabilities		167,682	102,233

Non-current liabilities
Derivative liability	10	-	1,183
Performance incentive plan	17(b)	512	-
Bank indebtedness	11	109,970	271,339
Convertible debenture	12	-	82,454
Decommissioning liability	13	48,878	100,616
Deferred income tax liability	14	33,399	3,006
Total non-current liabilities		192,759	458,598
Total liabilities		360,441	560,831

SHAREHOLDERS' EQUITY
Share capital	15	2,234,959	2,229,598
Convertible debenture equity component	12	8,348	8,348
Contributed surplus		90,904	92,276
Deficit		(1,239,885)	(1,255,588)
Total shareholders' equity attributable to Advantage shareholders		1,094,326	1,074,634
Non-controlling interest		-	129,779
Total shareholders' equity		1,094,326	1,204,413
Total liabilities and shareholders' equity		$1,454,767	$1,765,244

Commitments (note 23)

See accompanying Notes to the Consolidated Financial Statements

On behalf of the Board of Directors of Advantage Oil & Gas Ltd.:

Paul G. Haggis, Director	Andy J. Mah, Director

Advantage Oil & Gas Ltd. - 6

Consolidated Statement of Comprehensive Income (Loss)

		Year ended
		December 31
(thousands of Canadian dollars, except for per share amounts)	Notes	2014	2013

Continuing operations
Natural gas and liquids sales	18	$215,653	$140,090
Less: royalties		(10,076)	(7,534)
Natural gas and liquids revenue		205,577	132,556

Operating expense		(15,412)	(20,515)
General and administrative expense	19	(9,579)	(24,426)
Depreciation expense	8	(85,460)	(72,140)
Exploration and evaluation expense	7	(53)	-
Finance expense	20	(14,792)	(18,225)
Gains (losses) on derivatives	10	35,236	(3,190)
Other income (expenses)	21	(10,527)	(3,979)
Income (loss) before taxes from continuing operations		104,990	(9,919)
Income tax recovery (expense)	14	(30,393)	1,622
Net income (loss) and comprehensive income (loss) from continuing operations		74,597	(8,297)

Discontinued operations
Net income (loss) from discontinued operations	24	(58,894)	4,915
Net income (loss) and comprehensive income (loss)		$15,703	$(3,382)

Net income (loss) per share	16
Basic and diluted - from continuing operations		$0.44	$(0.05)
Basic and diluted - from discontinued operations		(0.35)	0.03
Basic and diluted		$0.09	$(0.02)

See accompanying Notes to the Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 7

Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars)	Notes	Share capital	Convertible debenture equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non- controlling interest	Total shareholders' equity

Balance, December 31, 2013		$2,229,598	$8,348	$92,276	$(1,255,588)	$1,074,634	$129,779	$1,204,413
Net income (loss) and comprehensive income (loss)					15,703	15,703	(85)	15,618
Share based compensation	15, 17	5,361	-	(1,372)	-	3,989	-	3,989
Change in ownership interest, share based compensation		-	-	-	-	-	334	334
Dividends declared by Longview ($0.04 per Longview share)		-	-	-	-	-	(1,032)	(1,032)
Disposition of Longview	3b, 24	-	-	-	-	-	(128,996)	(128,996)
Balance, December 31, 2014		$2,234,959	$8,348	$90,904	$(1,239,885)	$1,094,326	$-	$1,094,326

Balance, December 31, 2012		$2,229,598	$8,348	$84,962	$(1,252,206)	$1,070,702	$138,008	$1,208,710
Net loss and comprehensive loss		-	-	-	(3,382)	(3,382)	5,981	2,599
Share based compensation	15, 17	-	-	7,314	-	7,314	-	7,314
Change in ownership interest, share based compensation		-	-	-	-	-	981	981
Dividends declared by Longview ($0.59 per Longview share)		-	-	-	-	-	(15,191)	(15,191)
Balance, December 31, 2013		$2,229,598	$8,348	$92,276	$(1,255,588)	$1,074,634	$129,779	$1,204,413

See accompanying Notes to the Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 8

Consolidated Statement of Cash Flows

		Year ended
		December 31
(thousands of Canadian dollars)	Notes	2014	2013

Operating Activities
Income (loss) before taxes from continuing operations		$104,990	$(9,919)
Add (deduct) items not requiring cash:
Share based compensation	15, 17	2,153	5,180
Depreciation expense	8	85,460	72,140
Exploration and evaluation expense	7	53	-
Unrealized loss (gain) on derivatives	10	(47,786)	6,043
Loss on sale of assets	21	1,489	6,354
Accretion income - Questfire Debenture	6, 21	(557)	(1,516)
Loss on disposition of Questfire Debenture	6	13,833	-
Unrealized loss (gain) - Questfire Class B Shares	6	(150)	900
Finance expense	20	14,792	18,225
Expenditures on decommissioning liability	13	(446)	(4,664)
Changes in non-cash working capital	22	(3,924)	6,623
Cash provided by operating activities - continuing operations		169,907	99,366
Cash provided by operating activities - discontinued operations	24	12,434	65,651
Cash provided by operating activities		182,341	165,017

Financing Activities
Decrease in bank indebtedness	11	(44,038)	(7,260)
Interest paid		(9,956)	(11,756)
Cash used in financing activities - continuing operations		(53,994)	(19,016)
Cash provided by (used in) financing activities - discontinued operations	24	435	(15,217)
Cash used in financing activities		(53,559)	(34,233)

Investing Activities
Expenditures on property, plant and equipment	8, 22	(221,810)	(139,716)
Expenditures on exploration and evaluation assets	7	(3,237)	(6,831)
Disposition of investments	6	17,500	-
Property dispositions		(211)	53,506
Cash used in investing activities - continuing operations		(207,758)	(93,041)
Cash provided by (used in) investing activities - discontinued operations	24	78,976	(37,743)
Cash used in investing activities		(128,782)	(130,784)
Net change in cash		-	-
Cash, beginning of year		-	-
Cash, end of year		$-	$-

See accompanying Notes to the Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 9

Notes to The Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate natural gas and liquids development and production corporation with a significant position in the Montney resource play located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). The CICA Handbook incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Publicly accountable enterprises, such as the Corporation, are required to apply these standards. Accordingly, these consolidated financial statements are prepared and issued under IFRS.

The accounting policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 25, 2015, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in note 3.

The methods used to measure fair values of derivative instruments are discussed in note 10.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

(a)	Cash and cash equivalents

Cash consists of balances held with banks, and other short-term highly liquid investments with original maturities of three months or less from inception.

Advantage Oil & Gas Ltd. - 10

3.	Significant accounting policies (continued)

(b)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Corporation. Control exists when the Corporation is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The only significant operating subsidiary was Longview Oil Corp. (“Longview”), a public Canadian corporation that was a junior oil-focused development and production company with properties located in Western Canada. At December 31, 2013, Advantage owned 45.1% of the common shares of Longview. Because the remaining ownership was dispersed, Advantage was considered to control Longview. Therefore, Longview was accounted for on a consolidated basis in these financial statements. The remaining 54.9% ownership was disclosed as non-controlling interest. All inter-corporate balances, income and expenses resulting from inter-corporate transactions were eliminated.

On February 28, 2014, the Corporation closed an offering (the “Offering”) to sell the 21.15 million Longview common shares for net proceeds of $90.2 million. The results of operations of Longview from January 1, 2014 to February 28, 2014 are consolidated into the results of operations of the Corporation. Because Longview was an operating segment, its results are presented as “discontinued operations” for the periods January 1, 2014 to February 28, 2014 and the year ended December 31, 2013 as required by IFRS 5, non-current assets held for sale and discontinued operations (see note 24). On February 28, 2014, Advantage derecognized all assets, liabilities and the non-controlling interest of Longview from the consolidated statement of financial position as it had lost control of Longview as defined in IFRS 10, consolidated financial statements.

(ii)	Joint arrangements

A significant portion of the Corporation’s natural gas and liquids activities involve joint operations. The consolidated financial statements include the Corporation’s share of these joint operations and a proportionate share of the relevant revenue and related costs.

(c)	Financial instruments

All financial instruments are initially recognized at fair value on the Consolidated Statement of Financial Position. Measurement of financial instruments subsequent to the initial recognition, as well as resulting gains and losses, is based on how each financial instrument was initially classified. The Corporation has classified each identified financial instrument into the following categories: fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, and financial assets and liabilities at amortized cost. Fair value through profit or loss financial instruments are measured at fair value with gains and losses recognized in income immediately. Available for sale financial assets are measured at fair value with gains and losses, other than impairment losses, recognized in other comprehensive income and transferred to income when the asset is derecognized. Loans and receivables, held to maturity investments and financial liabilities at amortized cost, are recognized at amortized cost using the effective interest method and impairment losses are recorded in income when incurred.

Derivative instruments executed by the Corporation to manage market risk associated with volatile commodity prices are classified as fair value through profit or loss and recorded on the Consolidated Statement of Financial Position at fair value as derivative assets and liabilities. Gains and losses on these instruments are recorded as gains and losses on derivatives in the Consolidated Statement of Comprehensive Income (Loss) in the period they occur. Gains and losses on derivative instruments are comprised of cash receipts and payments associated with periodic settlement that occurs over the life of the instrument, and non-cash gains and losses associated with changes in the fair values of the instruments, which are remeasured at each reporting date and recorded on the Consolidated Statement of Financial Position.

On April 30, 2013, Advantage completed the sale of substantially all non-core assets. Proceeds received consisted of cash and non-cash consideration. The Questfire Class B Shares were classified as financial assets at fair value through profit or loss. The Questfire Debenture was classified as a financial asset at amortized cost. Questfire repurchased these assets by way of agreement on March 26, 2014, and their balance is $Nil at December 31, 2014. (see note 6).

Advantage Oil & Gas Ltd. - 11

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment and exploration and evaluation assets

(i)	Recognition and measurement

Exploration and evaluation costs

Pre-license costs are recognized in the Consolidated Statement of Comprehensive Income (Loss) as incurred.

All exploratory costs incurred subsequent to acquiring the right to explore for natural gas and liquids before technical feasibility and commercial viability of the area have been established are capitalized. Such costs can typically include costs to acquire land rights, geological and geophysical costs and exploration well costs.

Exploration and evaluation costs are not depreciated and are accumulated in cost centers by well, field or exploration area and carried forward pending determination of technical feasibility and commercial viability.

The technical feasibility and commercial viability of extracting a mineral resource from exploration and evaluation assets is considered to be generally determinable when proved or probable reserves are determined to exist. Upon determination of proved or probable reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to development and production assets, net of any impairment loss.

Management reviews and assesses exploration and evaluation assets to determine if technical feasibility and commercial viability exist. If Management decides not to continue the exploration and evaluation activity, the unrecoverable costs are charged to exploration and evaluation expense in the period in which the determination occurs.

Development and production costs

Items of property, plant and equipment, which include natural gas and liquids properties, are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include lease acquisition, drilling and completion, production facilities, decommissioning costs, geological and geophysical costs and directly attributable general and administrative costs related to development and production activities, net of any government incentive programs.

When significant parts of an item of property, plant and equipment, including natural gas and liquids properties, have different useful lives, they are accounted for as separate items (major components).

(ii)	Subsequent costs

Costs incurred subsequent to development and production that are significant are recognized as natural gas and liquids property only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in comprehensive income as incurred. Such capitalized natural gas and liquids costs generally represent costs incurred in developing proved and probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or area basis. The carrying amount of any replaced or sold component is derecognized in accordance with our policies. The costs of the day-to-day servicing of property, plant and equipment are recognized in the Consolidated Statement of Comprehensive Income (Loss) as incurred.

(iii)	Depreciation

The net carrying value of natural gas and liquids properties is depreciated using the units-of-production (“UOP”) method by reference to the ratio of production in the period to the related proved and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually.

Advantage Oil & Gas Ltd. - 12

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment and exploration and evaluation assets (continued)

(iv)	Dispositions

Gains and losses on disposal of an item of property, plant and equipment, including natural gas and liquids properties, are determined by comparing the proceeds from disposition with the carrying amount of property, plant and equipment and are recognized net within other income (expenses) in the Consolidated Statement of Comprehensive Income (Loss).

(v)	Impairment

The carrying amounts of the Corporation’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. For the purpose of impairment testing of property, plant and equipment, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).

Exploration and evaluation assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Exploration and evaluation assets are allocated to CGU’s or groups of CGU’s for the purposes of assessing such assets for impairment.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs of disposition. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Fair value less costs of disposition is assessed utilizing market valuation based on an arm’s length transaction between active participants. In the absence of any such transactions, fair value less costs of disposition is estimated by discounting the expected after-tax cash flows of the cash generating unit at an after-tax discount rate that reflects the risk of the properties in the cash generating unit. The discounted cash flow calculation is then increased by a tax-shield calculation, which is an estimate of the amount that a prospective buyer of the cash generating unit would be entitled. The carrying value of the cash generating unit is reduced by the deferred tax liability associated with its property, plant and equipment.

Impairment losses on property, plant and equipment are recognized in the Consolidated Statement of Comprehensive Income (Loss) as impairment of natural gas and liquids properties and are separately disclosed. An impairment of exploration and evaluation assets is recognized as exploration and evaluation expense in the Consolidated Statement of Comprehensive Income (Loss).

(e)	Decommissioning liability

A decommissioning liability is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Decommissioning liabilities are determined by discounting the expected future cash flows at a risk-free rate.

Advantage Oil & Gas Ltd. - 13

3.	Significant accounting policies (continued)

(f)	Share based compensation

Advantage accounts for share based compensation expense based on the fair value of rights granted under its share based compensation plans.

Advantage’s Stock Option Plan (“Stock Option Plan”) authorizes the Board of Directors to grant stock options to service providers, including directors, officers, employees and consultants of Advantage. Compensation cost related to the Stock Option Plan is recognized as share based compensation expense within general and administrative expense over the vesting period at fair value.

On April 14, 2014, the Board of Directors approved a Restricted and Performance Award Incentive Plan to provide share based compensation for service providers. Awards granted under this plan are presently expected to be settled in cash, as the Corporation has not sought the approval of shareholders required to settle the awards in shares. In accordance with the requirements of IFRS 2, Share Based Payments, a liability is recorded as compensation expense is recognized. The liability is revalued at each reporting date and at the date of settlement. These changes in fair value are recognized in profit or loss for the period. The types and timing of awards under this plan are described in further detail in note 0.

As compensation expense is recognized, contributed surplus is recorded until the restricted shares vest or stock options are exercised, at which time the appropriate common shares are then issued to the service providers and the contributed surplus is transferred to share capital.

(g)	Revenue

Revenue from the sale of natural gas and liquids is recorded when the significant risks and rewards of ownership of the product is substantially transferred to the buyer.

(h)	Finance expense

Finance expense comprises interest expense on bank indebtedness and the convertible debenture, and accretion of the discount on the decommissioning liability and convertible debenture.

(i)	Income tax

Income tax expense or recovery comprises current and deferred income tax. Income tax expense or recovery is recognized in income or loss except to the extent that it relates to items recognized directly in shareholders’ equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax payable in respect of previous years.

Deferred income tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting income nor taxable income. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax assets and liabilities are only offset when they are within the same legal entity and same tax jurisdiction. Deferred income tax assets and liabilities are presented as non-current.

(j)	Net income (loss) per share

Basic net income (loss) per share is calculated by dividing the net income (loss) attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is determined by adjusting the net income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as restricted shares and stock options granted to service providers and convertible debentures, using the treasury stock method.

Advantage Oil & Gas Ltd. - 14

4.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant estimates and judgments made in the preparation of the consolidated financial statements are outlined below.

(a)	Reserves base

The natural gas and liquids development and production properties are depreciated on a units-of-production (“UOP”) basis at a rate calculated by reference to proved and probable reserves determined in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” and incorporating the estimated future cost of developing and extracting those reserves. Proved plus probable reserves are determined using estimates of natural gas and liquids in place, recovery factors and future natural gas and liquids prices. Future development costs are estimated using assumptions as to number of wells required to produce the reserves, the cost of such wells and associated production facilities and other capital costs.

(b)	Determination of cash generating unit

Management has determined there to be a single cash generating unit (“Glacier”) on the basis of its ability to generate independent cash flows, similar reserve characteristics, geographical location, and shared infrastructure, namely a single processing plant owned by Advantage.

(c)	Impairment indicators and calculation of impairment

At each reporting date, Advantage assesses whether or not there are circumstances that indicate a possibility that the carrying values of exploration and evaluation assets and property, plant and equipment are not recoverable, or impaired. Such circumstances include incidents of physical damage, deterioration of commodity prices, changes in the regulatory environment, or a reduction in estimates of proved and probable reserves.

When management judges that circumstances indicate potential impairment, property, plant and equipment are tested for impairment by comparing the carrying values to their recoverable amounts. The recoverable amounts of cash generating units are determined based on the higher of value-in-use calculations and fair values less costs of disposition. These calculations require the use of estimates and assumptions, that are subject to change as new information becomes available including information on future commodity prices, expected production volumes, quantities of reserves, discount rates, future development costs and operating costs (note 7 & 8).

(d)	Decommissioning liability

Decommissioning costs will be incurred by the Corporation at the end of the operating life of some of the Corporation’s facilities and properties. The ultimate decommissioning liability is uncertain and can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, experience at other production sites, or changes in the risk-free discount rate. The expected timing and amount of expenditure can also change in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(e)	Income taxes

Income tax laws and regulations are subject to change. Deferred tax liabilities that arise from temporary differences between recorded amounts on the statement of financial position and their respective tax bases will be payable in future periods. The amount of a deferred tax liability is subject to management’s best estimate of when a temporary difference will reverse and expected changes in income tax rates. These estimates by nature involve significant measurement uncertainty.

Advantage Oil & Gas Ltd. - 15

5.	Trade and other receivables

	December 31, 2014	December 31, 2013
Trade receivables	$19,607	$26,317
Receivables from joint venture partners	1,386	4,204
Other	981	1,495
	$21,974	$32,016

6.	Investments

	December 31, 2014	December 31, 2013
Questfire Class B Shares	$-	$3,750
Questfire Convertible Senior Secured Debenture	-	26,876
	$-	$30,626

On March 26, 2014, Advantage entered into agreements whereby Questfire purchased both the Class B Shares and the Convertible Senior Secured Debenture for proceeds of $3.9 million and $13.6 million, respectively.

7.	Exploration and evaluation assets

Balance at December 31, 2012	$2,381
Additions	6,977
Exploration and evaluation expense	(195)
Transferred to property, plant and equipment (note 8)	(146)
Transferred from assets held for sale	1,253
Balance at December 31, 2013	$10,270
Additions	3,237
Disposition of Longview (notes 3b and 24)	(2,335)
Exploration and evaluation expense	(53)
Transferred to property, plant and equipment (note 8)	(1,316)
Balance at December 31, 2014	$9,803

Advantage Oil & Gas Ltd. - 16

8.	Property, plant and equipment

Cost	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2012	$1,952,063	$5,240	$1,957,303
Additions	188,451	-	188,451
Change in decommissioning liability (note 13)	(30,387)	-	(30,387)
Disposals	(5,876)	-	(5,876)
Transferred from exploration and evaluation assets (note 7)	146	-	146
Balance at December 31, 2013	$2,104,397	$5,240	$2,109,637
Additions	252,556	-	252,556
Change in decommissioning liability (note 13)	19,938	-	19,938
Disposition of Longview (notes 3b and 24)	(664,090)	-	(664,090)
Transferred from exploration and evaluation assets (note 7)	1,316	-	1,316
Balance at December 31, 2014	$1,714,117	$5,240	$1,719,357

Accumulated depreciation	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2012	$349,092	$2,552	$351,644
Depreciation	110,650	538	111,188
Disposals	(629)	-	(629)
Balance at December 31, 2013	$459,113	$3,090	$462,203
Depreciation	91,168	430	91,598
Disposition of Longview (notes 3b and 24)	(208,375)	-	(208,375)
Balance at December 31, 2014	$341,906	$3,520	$345,426

Net book value	Natural gas and liquids properties	Furniture and equipment	Total
At December 31, 2013	$1,645,284	$2,150	$1,647,434
At December 31, 2014	$1,372,211	$1,720	$1,373,931

During the year ended December 31, 2014, Advantage capitalized general and administrative expenditures directly related to development activities of $7.5 million (December 31, 2013 - $11.7 million).

Advantage included future development costs of $1.7 billion (December 31, 2013 – $2.1 billion) in property, plant and equipment costs subject to depreciation.

9.	Related party transactions

Transactions between Advantage and Longview

Up until February 28, 2014, Advantage and Longview were bound by a Technical Services Agreement (“TSA”). Under the TSA, Advantage provided the necessary personnel and technical services to manage Longview’s business and Longview reimbursed Advantage on a monthly basis for its share of administrative charges based on respective levels of production. All amounts paid were recorded as general and administrative expenses and measured at the fair value, which was the amount agreed upon by the transacting parties.

Advantage charged Longview $0.1 million during the period from January 1, 2014 to February 28, 2014 (year ended December 31, 2013 - $5.2 million) under the TSA. Dividends declared and paid or payable from Longview to Advantage during the period from January 1, 2014 to February 28, 2014 totaled $0.8 million (year ended December 31, 2013 - $12.5 million). All amounts due to Advantage from Longview were non-interest bearing in nature, and were incurred within the normal course of business. Upon closing of the Offering (note 3(b)), the TSA was terminated, and all intercompany balances were settled.

Advantage Oil & Gas Ltd. - 17

9.	Related party transactions (continued)

Key management compensation

The compensation paid or payable to officers and directors is as follows:

	December 31, 2014	December 31, 2013
Salaries, director fees and short-term benefits	$2,297	$5,916
Share based compensation (1)	2,669	1,180
	$4,966	$7,096

(1) Represents the grant date fair value of restricted shares and stock options granted for the respective years.

As at December 31, 2014, there is a $2.3 million commitment (December 31, 2013 - $1.9 million) related to change of control or termination of employment of officers.

10.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, convertible debenture, derivative assets and liabilities, and performance incentive plan liability.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at December 31, 2014, there were no significant differences between the carrying amounts reported on the Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

The Corporation has a convertible debenture obligation outstanding, of which the liability component has been classified as a financial liability at amortized cost. The convertible debenture has fixed terms and interest rates resulting in fair values that will vary over time as market conditions change. As at December 31, 2014, the estimated fair value of the outstanding convertible debenture obligation was $86.3 million (December 31, 2013 - $86.7 million). The fair value of the liability component of the convertible debenture was determined based on the current public trading activity of the debenture.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. Derivative assets and liabilities and the performance incentive plan liability are measured at fair value on a recurring basis. For derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. For the performance incentive plan liability, pricing inputs include estimates of forfeitures and risk-free rate discounting. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and share price as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas Ltd. - 18

10.	Financial risk management (continued)

The Corporation’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

•	credit risk;

•	liquidity risk;

•	price and currency risk; and

•	interest rate risk.

(a)	Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from joint venture partners, natural gas and liquids marketers and companies with whom we enter into hedging contracts. The maximum exposure to credit risk is as follows:

	December 31, 2014	December 31, 2013
Trade and other receivables	$21,974	$32,016
Deposits	1,210	1,548
Derivative asset	46,556	2,472
Questfire debenture	-	26,876
	$69,740	$62,912

Trade and other receivables, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management’s assessment of the associated maximum exposure to such credit risk. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector. The Corporation’s deposits are due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk.

Substantially all of the Corporation’s trade and other receivables are due from customers and joint operation partners concentrated in the Canadian oil and gas industry. As such, trade and other receivables are subject to normal industry credit risks. As at December 31, 2014, $0.6 million or 2.6% of trade and other receivables are outstanding for 90 days or more (December 31, 2013 - $0.9 million or 2.9% of trade and other receivables). The Corporation believes the entire balance is collectible, and in some instances has the ability to mitigate risk through withholding production or offsetting payables with the same parties. Management has not provided an allowance for doubtful accounts at December 31, 2014 or 2013.

The Corporation’s most significant customer, a Canadian oil and natural gas marketer, accounts for $14.7 million of the trade and other receivables at December 31, 2014 (December 31, 2013 - $13.0 million).

Advantage Oil & Gas Ltd. - 19

10.	Financial risk management (continued)

(b)	Liquidity risk

The Corporation is subject to liquidity risk attributed from trade and other accrued liabilities, bank indebtedness, convertible debentures, and derivative liabilities. Trade and other accrued liabilities and derivative liabilities are primarily due within one year of the Consolidated Statement of Financial Position date and Advantage does not anticipate any problems in satisfying the obligations from cash provided by operating activities and the existing credit facilities. The Corporation’s bank indebtedness is subject to $400 million credit facility agreements. Although the credit facilities are a source of liquidity risk, the facilities also mitigates liquidity risk by enabling Advantage to manage interim cash flow fluctuations. The terms of the credit facilities are such that they provide Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Corporation regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Corporation to mitigate liquidity risk.

Advantage has a convertible debenture outstanding that matured on January 30, 2015 (note 12). Interest payments are made semi-annually with excess cash provided by operating activities. As the debenture becomes due, the Corporation can satisfy the obligation in cash or issue shares at a price determined in the applicable debenture agreement. This settlement alternative allows the Corporation to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Corporation has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

The timing of cash outflows relating to financial liabilities as at December 31, 2014 and 2013 are as follows:

December 31, 2014		Less than one year	One to three years	Three to five years	Thereafter	Total
Trade and other accrued liabilities		$81,741	$-	$-	$-	$81,741
Bank indebtedness	- principal	-	110,332	-	-	110,332
	- interest (1)	6,847	3,283	-	-	10,130
Convertible debenture	- principal	86,250	-	-	-	86,250
	- interest	2,144	-	-	-	2,144
		$176,982	$113,615	$-	$-	$290,597

(1) Interest on bank indebtedness was calculated assuming conversion of the revolving credit facility to a one-year term facility.

December 31, 2013		Less than one year	One to three years	Three to five years	Thereafter	Total
Trade and other accrued liabilities		$93,893	$-	$-	$-	$93,893
Derivative liability		8,340	1,183	-	-	9,523
Bank indebtedness	- principal	-	272,521	-	-	272,521
	- interest (1)	13,626	6,496	-	-	20,122
Convertible debenture	- principal	-	86,250	-	-	86,250
	- interest	4,313	2,156	-	-	6,469
		$120,172	$368,606	$-	$-	$488,778

(1) Interest on bank indebtedness was calculated assuming conversion of the revolving credit facility to a one-year term facility.

Advantage Oil & Gas Ltd. - 20

10.	Financial risk management (continued)

The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions (note 11). Under the terms of the agreements, the facilities are reviewed annually, with the next review scheduled in June 2015. The facilities are revolving and are extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one year term facilities, with the principal payable at the end of such one year terms. Management fully expects that the facilities will be extended at each annual review.

(c)	Price and currency risk

Advantage’s derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Corporation enters into non-financial derivatives to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes. Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact earnings. It is estimated that a 10% change in the forward natural gas prices used to calculate the fair value of the natural gas derivatives at December 31, 2014 would result in a $12.1 million change in net income for the year ended December 31, 2014.

As at December 31, 2014, the Corporation’s natural gas hedging positions are summarized as follows:

	Average	Average Price
Period	Production Hedged	AECO ($Cdn.)
Q1 2015 to Q4 2015	78.2 mmcf/d	$3.90/mcf
Q1 2016 to Q4 2016	56.9 mmcf/d	$3.93/mcf
Q1 2017	47.4 mmcf/d	$3.95/mcf

As at December 31, 2014, the fair value of the derivatives outstanding resulted in an asset of $46.6 million (December 31, 2013 – $2.5 million) and a liability of $Nil (December 31, 2013 – $9.5 million). The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

For the year ended December 31, 2014, $30.9 million was recognized in net income as a derivative gain (December 31, 2013 - $14.7 million derivative loss). The table below summarizes the realized and unrealized gains (losses) on derivatives recognized in net income (loss).

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Realized loss on derivatives	$(14,028)	$(3,936)
Unrealized gain (loss) on derivatives	44,941	(10,812)
	$30,913	$(14,748)

From continuing operations	$35,236	$(3,190)
From discontinued operations	(4,323)	(11,558)
	$30,913	$(14,748)

(d)	Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The interest charged on the outstanding bank indebtedness fluctuates with the interest rates posted by the lenders. The Corporation is exposed to interest rate risk and has not entered into any mitigating interest rate hedges or swaps. Had the borrowing rate been different by 100 basis points throughout the year ended December 31, 2014, net income (loss) and comprehensive income (loss) would have changed by $0.7 million (December 31, 2013 - $2.0 million) based on the average debt balance outstanding during the year.

Advantage Oil & Gas Ltd. - 21

10.	Financial risk management (continued)

(e)	Capital management

The Corporation manages its capital with the following objectives:

•	To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive acquisitions; and

•	To maximize shareholder return through enhancing the share value.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, and share capital. Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Advantage’s capital structure as at December 31, 2014 and December 31, 2013 is as follows:

	December 31, 2014	December 31, 2013
Bank indebtedness (non-current) (note 11)	$109,970	$271,339
Working capital deficit (1)	57,264	58,520
Net debt	167,234	329,859
Convertible debentures maturity value (current)	86,250	86,250
Total debt	$253,484	$416,109
Shares outstanding (note 15)	170,067,650	168,382,838
Share closing market price ($/share)	$5.56	$4.61
Market capitalization (2)	945,576	776,245
Total capitalization	$1,199,060	$1,192,354

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

Advantage Oil & Gas Ltd. - 22

11.	Bank indebtedness

	December 31, 2014	December 31, 2013
Revolving credit facility:
Advantage	$110,332	$154,370
Longview	-	118,151
Discount on Bankers Acceptances and other fees	(362)	(1,182)
Balance, end of year	$109,970	$271,339

As at December 31, 2014, the Corporation had credit facilities (the "Credit Facilities") of $400 million. The Credit Facilities are comprised of a $20 million extendible revolving operating loan facility from one financial institution and $380 million of extendible revolving loan facilities from a syndicate of financial institutions. Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, LIBOR rate or bankers' acceptance rate plus between 1.00% and 3.50% depending on the type of borrowing and the Corporation’s debt to cash flow ratio. The Credit Facilities are collateralized by a $1 billion floating charge demand debenture covering all assets. The amounts available to the Corporation from time to time under the Credit Facilities are based upon the borrowing base determined semi-annually by the lenders. The revolving period for the Credit Facilities will end in June 2015 unless extended at the option of the syndicate for a further 364 day period. If the Credit Facilities are not extended, they will convert to a non-revolving term facility due 365 days after the last day of the revolving period. The Credit Facilities prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds four years. Further, the aggregate of such contracts cannot hedge greater than 65% of total estimated natural gas and liquids production over three years and 50% over the fourth year. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The only financial covenant is a requirement for the Corporation to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. These covenants were met at December 31, 2014 and 2013. Breach of any covenant will result in an event of default in which case the Corporation has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Interest payments under the debentures are subordinated to the repayment of any amounts owing under the Credit Facilities and are not permitted if the Corporation is in default of such Credit Facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base. For the year ended December 31, 2014, the average effective interest rate on the outstanding amounts under the facilities was approximately 3.8% (December 31, 2013 – 5.0%). Advantage has $2.5 million letters of credit issued and outstanding at December 31, 2014 (December 31, 2013 - $Nil).

Advantage Oil & Gas Ltd. - 23

12.	Convertible debenture

The convertible unsecured subordinated debenture pays an annual coupon of 5%, paid semi-annually on January 31st and July 31st of each year and is convertible at the option of the holder into shares of Advantage at the applicable conversion price per share plus accrued and unpaid interest. The details of the convertible debenture including fair market values initially assigned and issuance costs are as follows:

Trading symbol	AAV.DBH
Issue date	Dec. 31, 2009
Maturity date	Jan. 30, 2015
Conversion price	$8.60

Liability component	$73,019
Equity component	13,231

Gross proceeds	86,250
Issuance costs	(3,735)

Net proceeds	$82,515

The convertible debenture is redeemable at the option of the Corporation, upon providing appropriate advance notification as per the debenture indenture. Redemption can only occur during the period after January 31, 2013 and on or before January 30, 2015, provided that the Current Market Price exceeds 125% of the Conversion Price. The redemption price is $1,000 per debenture, plus accrued and unpaid interest.

The balance of the convertible debenture outstanding at December 31, 2014 and changes in the liability and equity components during the years ended December 31, 2014 and 2013 are as follows:

5.00%
Trading symbol	AAV.DBH
Debentures outstanding	$86,250
Liability component:
Balance at December 31, 2012	79,108
Accretion of discount	3,346
Balance at December 31, 2013	$82,454
Accretion of discount	3,487
Balance at December 31, 2014	$85,941

Equity component:
Balance at December 31, 2013	$8,348
Balance at December 31, 2014	$8,348

There were no convertible debenture conversions during the years ended December 31, 2014 and 2013. On January 30, 2015, both the principal and final interest payment were settled with cash drawn from the credit facility, with the exception of $0.01 million, which was converted to 1,162 common shares.

Advantage Oil & Gas Ltd. - 24

13.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in natural gas and liquids assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2015 and 2074. A risk-free rate of 2.33% (December 31, 2013 – 3.20%) and an inflation factor of 2% (December 31, 2013 – 2%) were used to calculate the fair value of the decommissioning liability at December 31, 2014. A reconciliation of the decommissioning liability is provided below:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Balance, beginning of year	$100,616	$126,224
Accretion expense	1,364	4,587
Liabilities incurred	4,218	3,908
Change in estimates	683	1,335
Effect of change in risk-free rate	15,037	(35,630)
Property dispositions	-	(1,419)
Liabilities settled	(482)	(3,098)
Disposition of Longview (note 3b and 24)	(72,558)	-
	48,878	95,907
Transferred from assets held for sale	-	4,709
Balance, end of year	$48,878	$100,616

Advantage Oil & Gas Ltd. - 25

14.	Income taxes

The provision for income taxes is as follows:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Current income tax expense	$-	$-
Deferred income tax expense (recovery)	30,393	(1,622)
Income tax expense (recovery)	$30,393	$(1,622)

The provision for income taxes varies from the amount that would be computed by applying the combined federal and provincial income tax rates for the following reasons:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Income (loss) before taxes from continuing operations	$104,990	$(9,919)
Combined federal and provincial income tax rates	25.00%	25.00%
Expected income tax expense (recovery)	26,248	(2,480)
Increase (decrease) in income taxes resulting from:
Non-deductible share based compensation	823	1,987
Change in estimated pool balances	-	(2,350)
Unrecognized deferred tax asset on sale of Questfire Debenture	3,458	-
Difference between current and expected tax rates	(136)	1,221
	$30,393	$(1,622)
Effective tax rate	28.95%	16.35%

The movement in deferred income tax liabilities and assets without taking into consideration the offsetting of balances within the same tax jurisdiction is as follows:

Deferred income tax liability	Property, plant and equipment	Derivative asset/liability	Total
Balance at December 31, 2012	$237,246	$267	$237,513
Charged (credited) to income	(18,807)	(2,058)	(20,865)
Balance at December 31, 2013	218,439	(1,791)	216,648
Charged (credited) to income	10,586	13,430	24,016
Balance at December 31, 2014	$229,025	$11,639	$240,664

Deferred income tax asset	Decommissioning liability	Non-capital losses	Other	Total
Balance at December 31, 2012	$(66,217)	$(204,147)	$(5,414)	$(275,778)
Charged (credited) to income	40,594	(11,422)	(6,105)	23,067
Balance at December 31, 2013	(25,623)	(215,569)	(11,519)	(252,711)
Charged (credited) to income	13,320	31,956	170	45,446
Balance at December 31, 2014	$(12,303)	$(183,613)	$(11,349)	$(207,265)

Net deferred income tax liability (asset)	Longview	Advantage	Total
Balance at December 31, 2012	$(42,893)	$4,628	$(38,265)
Charged (credited) to income	3,824	(1,622)	2,202
Balance at December 31, 2013	(39,069)	3,006	(36,063)
Charged (credited) to income	39,069	30,393	69,462
Balance at December 31, 2014	$-	$33,399	$33,399

Advantage Oil & Gas Ltd. - 26

The estimated tax pools available at December 31, 2014 are as follows:

Canadian development expenses	$219,133
Canadian exploration expenses	65,944
Canadian oil and gas property expenses	2,907
Non-capital losses	734,455
Capital losses	157,869
Undepreciated capital cost	168,869
Other	10,122
$1,359,299

The non-capital loss carry forward balances above expire no earlier than 2023.

A deferred tax asset has not been recognized for capital losses realized in the amount of $158 million (December 31, 2013 – $11 million). Recognition is dependent on the realization of future taxable capital gains.

15.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2012 and December 31, 2013	168,382,838	$2,229,598
Share based compensation (note 17)	1,684,812	5,361
Balance at December 31, 2014	170,067,650	$2,234,959

16.	Net income (loss) per share attributable to Advantage shareholders

The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Net income (loss) attributable to Advantage shareholders
Basic and diluted - continuing operations	$74,597	$(8,297)
Basic and diluted - discontinued operations	(58,894)	4,915
Basic and diluted	$15,703	$(3,382)

Weighted average shares outstanding
Basic	169,482,394	168,382,838
Stock Option Plan	1,317,671	1,445,884
Diluted	170,800,065	169,828,722

The calculation of diluted net income (loss) per share for the years ended December 31, 2014 and 2013 excludes the convertible debenture, as its impact would be anti-dilutive. Total weighted average shares issuable in exchange for the convertible debenture excluded from the diluted net income (loss) per share calculation for the years ended December 31, 2014 and 2013 was 10,029,070 shares. As at December 31, 2014 and 2013, the total convertible debenture outstanding was convertible to 10,029,070 shares.

Advantage Oil & Gas Ltd. - 27

17.	Share based compensation

(a)	Stock option plan

Under the Stock Option Plan, service providers are granted options with exercise prices that approximate the market price of common shares at the date of grant. Share based compensation costs of the Stock Option Plan are determined using a Black-Scholes valuation model, using weighted average assumptions as follows:

Volatility	41%

Expected forfeiture rate	0.85%

Dividend rate	0%

Risk-free rate	1.07%

Volatility is based on historical stock prices at the close-of-trade-day over a historical time period.

The following tables summarize information about changes in stock options outstanding at December 31, 2014:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2012	15,977,883	$3.67
Expired	(1,994,658)	3.67
Exercised	(1,994,641)	3.67
Granted	3,804,675	3.69
Forfeited/cancelled	(2,732,416)	3.68
Balance at December 31, 2013	13,060,843	$3.68
Exercised	(7,435,115)	3.67
Granted	3,777,255	5.00
Forfeited/cancelled	(4,258,307)	3.70
Balance at December 31, 2014	5,144,676	$4.63

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$3.69 - $4.43	3,674,727	1.35	$4.14	726,949	$3.69
$4.44 - $6.34	1,469,949	4.29	5.87	-	-
$3.69 - $6.34	5,144,676	2.19	$4.63	726,949	$3.69

Advantage Oil & Gas Ltd. - 28

17.	Share based compensation (continued)

(b)	Performance Incentive Plan

Under the Performance Incentive Plan, service providers can be granted two types of Incentive Awards: Restricted Awards and Performance Awards. A Restricted Award is a grant denominated in a fixed number of common shares which generally vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary, and 1/3 on the third anniversary. A Performance Award is a grant denominated in a fixed number of common shares which vests on the third anniversary of the grant date. Performance Award grants are multiplied by a Payout Multiplier. The Payout Multiplier is a number between zero (0) and two (2), and is determined based on an equal weighting of three Corporate Performance Measures: Relative Total Shareholder Return, Annual Cash Flow Per Share and Relative Cost Structure.

As at December 31, 2014, no Restricted Awards have been granted.

The following table is a continuity of Performance Awards:

Balance at December 31, 2012 and 2013	-
Granted	409,702
Forfeited	(3,560)
Balance at December 31, 2014	406,142

Share based compensation recognized by plan for the years ended December 31, 2014 and 2013 are as follows:

	Year ended
	December 31
	2014	2013
RSPIP (1)	$1,058	$420
Stock Option Plan	3,265	7,874
Performance Incentive Plan	512	-
Total share based compensation	4,835	8,294
Capitalized	(2,016)	(2,838)
Net share based compensation expense	$2,819	$5,456

From continuing operations	$2,153	$5,180
From discontinued operations	666	276
	$2,819	$5,456

(1) Relates solely to discontinued operations

18.	Natural gas and liquids sales

	Year ended
	December 31
	2014	2013
Natural gas sales	$212,579	$134,878
Crude oil and natural gas liquids sales	27,789	154,864
Total natural gas and liquids sales	$240,368	$289,742

From continuing operations	$215,653	$140,090
From discontinued operations	24,715	149,652
	$240,368	$289,742

Advantage Oil & Gas Ltd. - 29

19.	General and administrative expense (“G&A”)

	Year ended
	December 31
	2014	2013
Salaries and benefits	$8,786	$22,877
Share based compensation (note 17)	4,835	8,294
Office rent	1,173	2,109
Other	4,126	5,863
Total G&A	18,920	39,143
Capitalized (note 8)	(7,450)	(11,735)
Net G&A	$11,470	$27,408

From continuing operations	$9,579	$24,426
From discontinued operations	1,891	2,982
	$11,470	$27,408

20.	Finance expense

	Year ended
	December 31
	2014	2013
Interest on bank indebtedness (note 11)	$6,817	$13,305
Interest on convertible debenture (note 12)	4,313	4,313
Accretion on convertible debenture (note 12)	3,487	3,346
Accretion of decomissioning liability (note 13)	1,364	5,169
Total finance expense	$15,981	$26,133

From continuing operations	$14,792	$18,225
From discontinued operations	1,189	7,908
	$15,981	$26,133

21.	Other income (expenses)

	Year ended
	December 31
	2014	2013
Interest income - Questfire Debenture (note 6)	$455	$1,312
Accretion income - Questfire Debenture (note 6)	557	1,516
Loss on disposition of Questfire Debenture (note 6)	(13,833)	-
Unrealized gain (loss) - Questfire Class B Shares	150	(900)
Loss on sale of assets	(1,489)	(8,154)
Miscellaneous income	3,633	1,102
Total other income (expenses)	$(10,527)	$(5,124)

From continuing operations	$(10,527)	$(3,979)
From discontinued operations	-	(1,145)
	$(10,527)	$(5,124)

Advantage Oil & Gas Ltd. - 30

22.	Supplementary cash flow information – continuing operations

Changes in non-cash working capital is comprised of:

	Year ended
	December 31
	2014	2013
Source (use) of cash:
Trade and other receivables	$(4,876)	$1,207
Prepaid expenses and deposits	159	1,835
Trade and other accrued liabilities	11,525	10,526
	$6,808	$13,568

Related to operating activities	$(3,924)	$6,623
Related to financing activities	1,311	206
Related to investing activities	9,421	6,739
	$6,808	$13,568

23.	Commitments

Advantage has several lease commitments relating to office buildings and transportation commitments. The estimated remaining annual minimum operating lease payments are as follows:

	December 31
	2014	2013
2014	-	13,260
2015	18,220	4,305
2016	20,485	-
2017	19,511	-
2018	17,414	-
2019	15,677	-
2020 and thereafter	33,386	-
Total commitments	$124,693	$17,565

Advantage Oil & Gas Ltd. - 31

24.	Discontinued operations

The Corporation was previously comprised of two operating segments: Advantage Oil & Gas Ltd. (“Advantage”) and Longview Oil Corp. (“Longview”). Advantage develops and operates a natural gas focused property in Alberta. Longview developed and operated primarily conventional oil and natural gas liquids focused properties in Alberta and Saskatchewan. On February 28, 2014, the Corporation discontinued the Longview segment by selling its investment in Longview pursuant to the Offering (note 3(b)).

Results of the discontinued Longview segment are as follows:

	Year ended
	December 31
	2014 (1)	2013
(thousands of Canadian dollars)

Petroleum and natural gas sales	$24,715	$149,652
Less: royalties	(4,108)	(26,297)
Petroleum and natural gas revenue	20,607	123,355

Operating expense	(7,022)	(45,799)
General and administrative expense	(1,891)	(2,982)
Depreciation expense	(6,138)	(39,048)
Finance expense	(1,189)	(7,908)
Losses on derivatives	(4,323)	(11,558)
Exploration and evaluation expense	-	(195)
Other income (expenses)	-	(1,145)
Non-controlling interest	85	(5,981)
Income before taxes from discontinued operations	129	8,739
Income tax expense	(198)	(3,824)
Income (loss) from discontinued operations	(69)	4,915
Loss on disposition of Longview	(58,825)	-
Net income (loss) from discontinued operations	$(58,894)	$4,915

(1) Results from January 1, 2014 to February 28, 2014

Cash flows of the discontinued Longview segment are as follows:

	Year ended
	December 31
	2014	2013
(thousands of Canadian dollars)
Cash flow from operating activities	$12,434	$65,651
Cash flow from (used in) financing activities	435	(15,217)
Cash flow from (used in) investing activities	78,976	(37,743)

Advantage Oil & Gas Ltd. - 32